Exhibit 99.1

Vipshop Announces Shareholder Approval of the Adoption of a Dual-Class Share Structure

Guangzhou, September 16, 2014 /PRNewswire/ — Vipshop Holdings Limited (NYSE: VIPS), China’s leading online discount retailer (“Vipshop” or the “Company”),  today announced that, at the annual general meeting of shareholders held on September 15, 2014 (the “AGM”), the Company’s shareholders voted in favor of the proposal to adopt a dual-class share structure (the “Dual-class Share Structure”), pursuant to which the Company’s authorized share capital shall be re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one (1) vote and each Class B ordinary share being entitled to ten (10) votes on all matters that are subject to shareholder vote, as well as the proposal to amend and restate the Company’s memorandum and articles of association to reflect the adoption of the Dual-class Share Structure and other related matters.

ABOUT VIPSHOP HOLDINGS LIMITED

Vipshop Holdings Limited is China’s leading online discount retailer for brands. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit http://www.vip.com.

Investor Relations Contact

Vipshop Holdings Limited

Millicent Tu

Tel: +86 (20) 2233-0732

Email:IR@vipshop.com

ICR, Inc.

Chenjiazi Zhong

Tel: +1 (646) 405-4866

Email: IR@vipshop.com